Exhibit 8.1

March 25, 2011

Board of Directors

The BANKshares, Inc.

1031 West Morse Boulevard, Suite 323

Winter Park, Florida 32789

Re:	Agreement and Plan of Merger by and among The Commercial Bancorp, Inc., East Coast Community Bank, The BANKshares, Inc. and BankFIRST.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of The Commercial Bancorp, Inc. (“TCBI”), a Florida corporation, with and into The BANKshares, Inc. (“TBI”), a Delaware corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of the 29th day of December, 2010 and as amended. In addition; pursuant to the Agreement, East Coast Community Bank, a wholly-owned subsidiary of TCBI, shall merge with and into BankFIRST, a wholly-owned subsidiary of TBI.

In accordance with Article 6.1(E) of the Agreement, Hacker, Johnson & Smith, PA will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction TCBI shall be merged with and into TBI. TBI shall be the surviving corporation from the merger and the separate corporate existence of TCBI shall thereupon cease.

At the merger effective date, holders of each share of TCBI Common Stock (excluding shares as to which dissenters’ rights have been perfected as provided for in the Agreement) which is (i) held by a holder of less than 1,000 shares shall become and be converted into the right to receive a cash payment equal to the product of TCBI Book Value Per Share as defined in the Agreement multiplied by 108% and (ii) held by a holder of 1,000 or more shares of TCBI Common Stock shall become and be converted into the right to receive shares of TBI Common Stock equal to the number of shares of TCBI Common Stock surrendered multiplied by the TCBI Exchange Ratio and also a potential cash payment as Contingent Consideration as both are defined in the Agreement. The total number of shares of TCBI Common Stock to be converted into stock consideration shall approximate 50% of total consideration of the transaction outlined in the Agreement.

All outstanding and unexercised options to purchase shares of TCBI Common Stock will cease to represent an option to purchase TCBI Common Stock on the effective date of the Agreement; and will be converted into an option to purchase TBI Common Stock at the revised exercise price as outlined in the Agreement.

No cash will be issued in lieu of any fractional share interest; such fractional share interest shall be rounded up to the nearest whole share of TBI Common Stock. Dissenting shareholders of TCBI will receive cash in an amount equal to the fair value of the shares.

The BANKshares, Inc.

March 25, 2011

Page Two

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	Agreement and Plan of Merger by and among The Commercial Bancorp, Inc., East Coast Community Bank, The BANKshares, Inc. and BankFIRST.

(ii)	The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The fair market value of TBI Common Stock will be approximately equal to the fair value of TCBI Common Stock exchanged and other cash consideration as indicated in the Agreement.

2.	There is no plan or intention by the shareholders of TCBI to sell, exchange, or otherwise dispose of TBI Common Stock received pursuant to the Agreement.

3.	TBI will be the surviving corporation as a result of the merger.

4.	Approximately 50% of the value of the aggregate consideration issued to TCBI shareholders, in connection with the merger, is represented by common stock of TBI.

5.	TCBI’s merger with and into TBI qualifies as a statutory merger under the laws of the State of Florida.

6.	TCBI and TBI and the shareholders of TCBI will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between TCBI and TBI that was issued, acquired, or will be settled at a discount.

The BANKshares, Inc.

March 25, 2011

Page Three

8.	None of the compensation received by any shareholder-employees of TCBI will be separate consideration for, or allocable to, any of their TCBI shares; none of TBI shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among TCBI and TBI regarding the merger and there are no other written or oral agreements regarding the merger.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of TCBI with and into TBI will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	No gain or loss will be recognized by the shareholders of TCBI upon the exchange of their TCBI Common Stock solely for TBI Common Stock;

3.	No gain or loss will be recognized by TCBI, TBI, East Coast Community Bank or BankFIRST as a result of the merger;

4.	On the sole receipt of cash for shares, the shareholders of TCBI will recognize gain or loss in an amount equal to the difference between the cash received and the tax basis of the shares of TCBI Common Stock exchanged;

5.	On the receipt of a combination of shares of TBI Common Stock and cash (“Contingent Compensation”) in exchange for their shares of TCBI Common Stock, the shareholders of TCBI will recognize gain in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair value of the TBI Common Stock received, plus any cash received, over the basis of their TCBI Common Stock), or (b) the amount of cash received;

6.	The tax basis of the TBI Common Stock received will be equal to the tax basis of the exchanged TCBI Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized;

7.	The holding period of the TBI Common Stock received by each TCBI shareholder will include the holding period of the TCBI Common Stock exchanged in the merger, provided the shares of TCBI Common Stock were held as a capital assets at the effective date; and

The BANKshares, Inc.

March 25, 2011

Page Four

8.	The cash received by a TCBI shareholder in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of TCBI Common Stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the tax basis of the TCBI Common Stock surrendered.

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the use of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Federal Income Tax Consequences”. In giving such consent, we do not herby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida